Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS ANNOUNCES CFO APPOINTMENT

        LOD, Israel, Tuesday, February 14, 2006 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced the appointment of Yossy Zylberberg as its Chief Financial Officer.

        Prior to joining NUR, Mr. Zylberberg, 44, served as Chief Financial Officer and Chief Operating Officer of several private and public companies. In his most recent position, Mr. Zylberberg served as Chief Operating Officer of Kodak Versamark, a wholly owned subsidiary of Eastman Kodak Company (formerly Scitex Digital Printing). Prior to that Mr. Zylberberg served in various senior positions in Scitex Corporation, including as Chief Operating Officer of Scitex Digital Printing, Inc., an independently managed subsidiary of Scitex Corporation and as corporate Vice President and Chief Financial Officer of Scitex Corporation Ltd., a corporation traded on both NASDAQ and the Tel Aviv Stock Exchange. Mr. Zylberberg holds a B.A. Accounting & Economics and an M.B.A. from Tel Aviv University.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

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SAFE HARBOR:
Certain statements herein contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included herein regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This report is available at www.nur.com.

CONTACT:	NUR Macroprinters Ltd.
Doron Faibish
General Counsel
+972 8 9145526
doronf@nur.com